

October 17, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form F-4 (Registration No. 333-275001)

To whom it may concern:

Reference is made to the above-referenced registration statement (the "Registration Statement") of Lotus Technology Inc. (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

This letter is to advise you that, effective as of October 16, 2023, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC

By: _____

Name: Santiago Gilfond
Title: Managing Director

cc: Alexious Lee, Lotus Technology Inc.
Chinta Bhagat, *L* Catterton Asia Acquisition Corp.
Scott Chen, *L* Catterton Asia Acquisition Corp.
Ilir Mujalovic, Shearman & Sterling LLP
Harald Halbhuber, Shearman & Sterling LLP
Kyungwon Lee, Shearman & Sterling LLP
Shu Du, Skadden, Arps, Slate, Meagher & Flom LLP
Peter X. Huang, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Kirkland & Ellis International LLP
Joseph Casey Raymond, Kirkland & Ellis International LLP